



Rob Hunter • 1st

Founder at HigherMe (YC W15) - We're Hiring!

Buffalo, New York

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 HigherMe

 Babson College - Franklin W. Olin Graduate School o...

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Experience



Founder & CEO
HigherMe
Mar 2014 – Present • 4 yrs 2 mos
Boston, MA

HigherMe uses data and video to help retail and restaurant employers find, screen, and hire better employees faster. We're part of the Winter 2015 Y Combinator batch.

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HigherMe Demo Day (Y Combinator W15)



Adjunct Professor
Wentworth Institute of Technology
Jun 2014 – Present • 3 yrs 11 mos

I moonlight as an adjunct professor at Wentworth, typically getting in 1-2 classes every year. I love it. It's tutoring, theater, and mentorship all in one. I've met some wonderful students and am hopeful I haven't screwed them up too badly.



Data Scientist
Mobee
Feb 2013 – May 2014 • 1 yr 4 mos
Boston, MA

Mobee is gathering and organizing the world's offline data. Sound familiar? It's built by former Googlers, who realized that not all of the world's data and information is available online. We gather this data through our "smartphone army" and distill it into actionable insights that brands like Gap, Subway, and Coke require but are unable to obtain.



Rental Agent
Exclusive Rentals
2011 – 2013 • 2 yrs
London, Ontario

• Rented hundreds of properties to prospective tenants throughout London Ontario, with a focus on student rentals for the University of Western Ontario and Fanshawe College.

Owner / Operator
Marble Slab Creamery
2007 – 2013 • 6 yrs

• Developed and opened seven Marble Slab Creamery franchises, which generated a total of $2,500,000 in annual revenue. Secured financing, handled site selection, and sourced all equipment.
• Oversaw day-to-day operations at each store, with sole profit/loss responsibility
• Developed systematic programs and models to reduce labor and food costs through detailed